

VIA FACSIMILE AND U.S. MAIL

June 13, 2007

Ms. Mary Mikkelson
Senior Vice President and Chief Financial Officer
Tronox Incorporated
211 North Robinson Avenue
Oklahoma City, Oklahoma 73102

> **RE: Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for Quarter Ended March 31, 2007**
> **File No. 1-32669**

Dear Ms. Mikkelson:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions please show us what the revisions will look like in your response. These revisions should be included in your future filings, including interim ones where appropriate.

Item 9A. Controls and Procedures, page 53

2. You disclose that your disclosure controls and procedures are effective in alerting
you in a timely manner to material information relating to the company that is
required to be included in the company's periodic SEC filings. This is an
incomplete definition of disclosure controls and procedures per Exchange Act
Rules 13a-15(e) and 15d-15(e). Please revise your disclosure to clarify that
disclosure controls and procedures are designed to ensure that information
required to be disclosed in your filings under the Exchange Act is recorded,
processed, summarized and reported within the time periods specified in the
Securities and Exchange Commission rules and forms. In addition, your
disclosure should clarify that disclosure controls and procedures include controls
and procedures designed to ensure that information required to be disclosed by
you in the reports that you file or submit under the Exchange Act is accumulated
and communicated to your management, including your principal executive and
principal financial officers, or persons performing similar functions, as
appropriate to allow timely decisions regarding required disclosure.
Alternatively, you may simply conclude that your disclosure controls and
procedures are effective or ineffective, whichever the case may be.

Financial Statements

Note 9 – Other Comprehensive Income (Loss), page F-29

3. Please note that upon the adoption of SFAS 158, any adjustment required by
paragraph 16(a) of SFAS 158 should be reflected as an adjustment to the ending
balance of accumulated other comprehensive income, and excluded from current
period comprehensive income. Please revise your financial statements
accordingly. See also paragraph A7 of SFAS 158.

Note 21 – Condensed Consolidating and Combining Financial Information, page F
60

4. Please revise note 21 to fully comply with Rule 3-10(d) of Regulation S-X.
Please:
   • Disclose, if accurate, that the issuers and all subsidiary guarantors are "100%
     owned" by the parent company guarantor; and
   • Disclose, if accurate, that the guarantees are "joint and several."
   Please note that the definition of 100% owned in paragraph 3-10(h)(1) of
   Regulation S-X is not the same as the definition of wholly-owned, which is
   provided elsewhere.

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2007

Financial Statements

Basis of Presentation and Accounting Policies, page 4

5. Please provide us with additional information regarding the basis for each of the reclassifications. Please also provide us with your materiality assessment for the reclassification items for the year ended December 31, 2006 and for each quarter in fiscal 2006.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Scott Watkinson, Staff Accountant, at (202) 551-3741 or, in his absence, Rufus Decker, the undersigned, at (202) 551-3769.

Sincerely,

Rufus Decker
Branch Chief